FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2002

TIME: 09:37:30

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders - Share Sale Facility

energy

FAXED 16/4/02

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 April 2002
From	Bill Hundy	Pages	8
Subject	**SHARE SALE FACILITY**		

In accordance with Listing Rule 3.17 please find attached correspondence that has been sent to eligible Origin Energy shareholders regarding the Share Sale Facility.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

3

energy

16 April 2002

Dear Shareholder

SHARE SALE FACILITY

Origin Energy has implemented a Share Sale Facility for shareholders with registered holdings of 10,000 shares or less (to a minimum of 170 shares) to enable them to realise returns on their investment, free of brokerage.

Under the Facility you are able to sell 1 in 20 of your holding at a market price free of brokerage. Shareholders with registered holdings of 170 shares or less may use the Facility to sell their entire holding.

You are under no obligation to use the Share Sale Facility. If you do not wish to sell any of your shares under the Facility you do not need to do anything and may simply ignore this notice.

If you held more than 170 Origin Energy shares as at the record date of 22 March 2002, but your current holding balance is 170 shares or less, please contact Origin Energy's Share Registry on 1300 664 446 if you wish to sell your entire holding.

If you wish to use the Facility please review the attached Instruction to Sell Form and the Terms and Conditions on the reverse. You should complete the form and sign it and lodge it in accordance with the instructions on the form.

You should note that the sale of shares could have capital gains tax implications for you. You should obtain your own independent advice on this matter.

The form should be returned to the Share Registry by 5.00pm (Sydney time) on 3 May 2002. Shareholders with CHESS holdings will need to forward the form to their Sponsoring Broker who should forward the completed form to the Share Registry by the closing date.

Sales of shares will take place over the period of the Facility from 19 April 2002 to 10 May 2002.

Should you have any questions concerning this process please contact Origin Energy's Share Registry on **1300 664 446.**

Yours sincerely

Bill Hundy
Company Secretary

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

4

Origin energy

INSTRUCTION TO SELL "ORG" SHARES IN ORIGIN ENERGY LIMITED ("ORIGIN")

Holder Number

Number of ORG shares held on 22 March 2002

5% of ORG shares held on 22 March 2002

A

B SHARE SALE FACILITY

PLEASE COMPLETE THIS FORM ONLY IF YOU WISH TO SELL THE NUMBER OF ORIGIN ENERGY LIMITED ORDINARY SHARES SHOWN IN BOX A.

Shareholders with registered holdings of 10,000 shares or less, have an opportunity to sell 5% of their shareholding free of brokerage, being the number of shares shown in Box A. If you wish to use this facility complete the contact details in Section C and sign in Section D once you have read the Terms and Conditions of the Share Sale Facility set out on the reverse of this form. You may only sell 5% of your shareholding held as at 22 March 2002. If you wish to sell the number of shares shown in Box A, you must return this form so that it is received by Origin Energy's share registry by 5.00pm (Sydney time) on Friday 3 May 2002 at the address below:

POSTAL ADDRESS	OR	FOR HAND DELIVERY
ASX Perpetual Registrars Limited		ASX Perpetual Registrars Limited
Locked Bag A14		Level 8, 580 George Street
Sydney South NSW 1232		Sydney NSW 2000
Australia		Australia
		(Do not use this address for Express Post mailing)

By signing this Instruction to Sell Form you agree to:

- Appoint and instruct UBS Warburg Limited ("the Broker") to act as my agent and to arrange the sale of the number of shares set out in Box A above.
- Irrevocably authorise the Broker as my agent to sell these shares in accordance with the Terms and Conditions set out on the reverse of this form, and to execute all documents and do all acts and things necessary for the sale of such shares through this facility.
- Give the warranties and acknowledgements set out in the Terms and Conditions.

C CONTACT DETAILS

Please provide a telephone number where we may reach you during business hours if we have any questions about this form.

Contact Name | **Contact Telephone Number**

D SHAREHOLDER SIGNATURE/S - INSTRUCTIONS

It is important you read the signing instructions overleaf as incorrectly signed forms may be rejected.

I/We named above agree to be bound by the Terms and Conditions of the Share Sale Facility set out on the reverse of this Instruction to Sell Form.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Date

/ /

PLEASE READ OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

ORG SSF003

TERMS AND CONDITIONS OF SALE

By signing this form you irrevocably agree to these terms and conditions and irrevocably request UBS Warburg Limited ABN 40 008 582 705 (the "**Broker**") to deal with your shares in Origin Energy Limited ABN 30 000 051 696 ("**Origin**") and sale proceeds as set out below.

1. Purpose

1.1 The Share Sale Facility has been established by the Broker to assist Origin Shareholders to sell their Origin shares ("**Shares**") conveniently. Origin Shareholders with registered holdings of 10,000 shares or less may use the facility to sell 5% of their holding as registered on 22 March 2002. Shareholders with registered holdings of 170 shares or less, being deemed an Unmarketable Parcel, will be able to use the facility to sell their entire registered holding under the facility.

The facility will be available to shareholders in jurisdictions where it is legal to offer the facility.

1.2 Origin Shareholders are under no obligation to sell their shares through the facility. Origin is not making the offer of the service nor is it liable in any way in relation to it other than as described in **Section 8** below. It is offered by the Broker. Instruction to Sell orders will be given effect on the next Sale Day after the business day on which your form is received and processed. Sale Days will occur weekly each Friday beginning 19 April 2002 until the Friday following the close of the offer. The Broker may at its sole discretion delay the sale of some or all of the batches if it considers that to be in the best interests of Origin Shareholders by avoiding an excessive concentration of sales on the Sale Day.

In this circumstance, any "unsold batches" would be sold on the next trading day or trading days, as determined by the Broker, and the sale price achieved for the shares will be the weighted average sale price of all batches sold that include the Shareholders' shares (see section 4.3 and 4.4 below).

The market price of Origin shares may change (eg drop) between the time you send in your form and the day your sell order is executed.

2. Appointment of Broker

2.1 As an Origin Shareholder, you appoint the Broker as execution only broker to sell your eligible Shares as noted in Box A of the Instruction to Sell Form as your agent.

2.2 The Instruction to Sell Forms received prior to a Sale Day will be processed by ASX Perpetual Registrars Limited ABN 54 083 214 537 (the "**Share Registrar**") and treated as one batch. A batch will be prepared on the last business day before a Sale Day and will include any forms received on or prior to that day which are yet to be processed. The batch will be notified to the Broker and you will be a client of the Broker.

2.3 You authorise the Broker to effect the sale of your Shares in accordance with the Business Rules of the Australian Stock Exchange and the payment of money, and to execute any instrument and take any other step as it considers appropriate to transfer your Shares (or otherwise give effect to the sale of your Shares), in accordance with these terms and conditions.

3. Warranties by you

You warrant that you have made your own decision on whether to sell your Shares and have independently and without reliance on information from Origin, the Broker, save for the Instruction to Sell Form and these Terms and Conditions made:

(a) your own investigations into the affairs of Origin;
(b) your own analysis of whether to instruct UBS Warburg to sell your Shares in accordance with this Instruction to Sell Form and these Terms and Conditions.

You warrant that you are the legal and beneficial owner of your Origin Shares and that you are absolutely free to sell your Origin Shares and your Origin Shares have not been mortgaged or charged or otherwise encumbered in any way.

4. Selling in batches

4.1 Your Shares will be sold:

(a) together with the Shares of other sellers, whose Shares are included in the batch from the same period preceding each Sale Day;
(b) on an 'at market' basis, but resulting in a weighted average sale price for you as described below.

4.2 The Shares of various Shareholders which are included in the one batch will be notified by the Share Registrar to the Broker on the morning of the next Sale Day following the business day on which the forms are collected.

4.3 The Broker will place one or more sell orders to sell all those Shares as soon a practicable. The Shares included in the one batch may therefore be sold by multiple trades at different prices. Each Shareholding included in a batch sold on the one day will be deemed sold proportionately in each such trade. For example, if a seller wants to sell 100 Shares and the total in this relevant batch is 500 Shares and the first trade for the batch is for 250 Shares, the seller is deemed to have sold 50 Shares in that trade.

4.4 If all the Shares in one batch are not sold on the one day, the batch will be split by the Broker into two batches:

(a) a batch containing the Shares which have been sold (a "**sold batch**"); and
(b) a batch containing the Shares which have not been sold (an "**unsold batch**").

The Broker will place one or more orders to sell the unsold batch on the following trading day as (or as part of) that trading day's batch. If this occurs, the sale price you will receive will be the weighted average sale price of all batches sold that include your shares.

4.5 The sale price achieved for your Shares, will be the weighted average sale price of the batch (or batches) in which they were sold. The sale price achieved may be different to

Form or any other day. The sale price may not be the highest price at which shares are sold on the day your Shares are sold. Processing of Instruction to Sell Forms would be done only on business days and sales would be done only on trading days. The Broker may reject an Instruction to Sell form by giving written notice to that effect to the seller.

5. Selling on the Australian Stock Exchange

The Broker will sell Shares on the Australian Stock Exchange in the ordinary course of business. Sales will be matched with buyers via the SEATS trading system. The Broker will not, as principal, buy any of your Shares. Crossings with other clients of the Broker, but not special crossings, are permitted.

6. Role of Share Registrar

The Share Registrar will be acting for Origin to assist the Broker in the processing of received Instruction to Sell Forms, the issue of contract notes and the despatch of cheques.

7. Proceeds of sale

The proceeds of the sale of each batch will be transferred from the general trust of the Broker and put in a special purpose trust account of the Broker. Your proceeds of sale will be despatched to you in the form of a cheque by ordinary post to your latest address appearing in the Origin Share Register. Despatch in this way is at your risk. The Broker may decide to pay you the proceeds of sale out of its own funds after your Shares have been sold (but before receipt of the sale proceeds from buyers). If this occurs, you authorise the Broker to reimburse itself out of the sale proceeds so received.

8. Fees

Shareholders will not be required to pay brokerage in respect of transactions executed by the Broker pursuant to the service under these terms and conditions. Origin will pay:

(a) a handling fee (and any GST) to the Share Registrar in respect of the processing of Instruction to Sell Forms;
(b) brokerage (and any GST) to the Broker in relation to the effected sales.

9. When it ends

9.1 The form must be received by 5.00pm (Sydney time) 3 May 2002. The service may only be extended by agreement between the Broker, the Share Registrar and Origin.

9.2 The Broker may terminate this service earlier. If the Broker terminates the service early, it must, as soon as practicable, publish notice of this termination in the Australian Financial Review specifying the date on which the termination is to take effect or took effect. Any Instruction to Sell Forms which have not been executed (i.e. the Shares have not been sold) at the effective date for the termination will not be given effect to (and will be destroyed). Notices will be sent to any such sellers.

10. Signing Instructions

The Instruction to Sell Form must be signed by the Shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

If the shareholder is a corporation, this form should be signed:

- Under the common seal of the company by two directors, or a director and a secretary; or
- By two directors, or a director and a secretary; or
- In the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- Under the hand of a duly authorised officer or attorney.

If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited at one of the addresses below. A certified copy of a Power of Attorney is acceptable.

11. Lodgement Details

Return your completed Instruction to Sell Form in the reply paid envelope to:

Mailing Address	**Hand Delivery**
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
Locked Bag A14	Level 8, 580 George Street
SYDNEY SOUTH NSW 1232	SYDNEY NSW 2000
Australia	Australia

Your Instruction to Sell Form must be received at the Share Registry no later than 5.00pm Sydney time on 3 May 2002. *A reply paid envelope is enclosed for shareholders* resident in Australia. If you are returning your instruction form by post, you should allow sufficient time for collection and delivery by Australia Post.

12. Privacy Act

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrar's privacy policy is available on its website (www.registrars.aprl.com.au).

If you have any questions please call the Origin Share Registry on 1300 664 446

Origin energy

IMPORTANT NOTICE
INSTRUCTION TO SELL "ORG" SHARES IN ORIGIN ENERGY LIMITED ("ORIGIN")

Holder Number

Number of ORG shares held on 22 March 2002

5% of ORG shares held on 22 March 2002

A

B SHARE SALE FACILITY

PLEASE COMPLETE THIS FORM ONLY IF YOU WISH TO SELL THE NUMBER OF ORIGIN ENERGY LIMITED ORDINARY SHARES SHOWN IN BOX A.

THIS CHESS SALE INSTRUCTION FORM MUST BE FORWARDED TO YOUR BROKER FOR STAMPING

Shareholders with registered holdings of 10,000 shares or less, have an opportunity to sell 5% of their shareholding free of brokerage, being the number of shares shown in Box A. If you wish to use this facility complete the contact details in Section C and sign in Section D once you have read the Terms and Conditions of the Share Sale Facility set out on the reverse of this form. You may only sell 5% of your shareholding held as at 22 March 2002. If you wish to sell the number of shares shown in Box A, you must complete this form and contact your broker in sufficient time to enable them to stamp and forward this Sale Instruction Form so that it is received by Origin Energy's share registry by 5.00pm (Sydney time) on Friday 3 May 2002 at the address on the reverse of this form.

By signing this Instruction to Sell Form you agree to:

- Appoint and instruct UBS Warburg Limited ("the Broker") to act as my agent and to arrange the sale of the number of shares set out in Box A above.
- Irrevocably authorise the Broker as my agent to sell these shares in accordance with the Terms and Conditions set out on the reverse of this form, and to execute all documents and do all acts and things necessary for the sale of such shares through this facility.
- Give the warranties and acknowledgements set out in the Terms and Conditions.

C CONTACT DETAILS

Please provide a telephone number where we may reach you during business hours if we have any questions about this form.

Broker approval: By affixing the broker Stamp here your broker hereby approves the removal of your shares from your CHESS holding to satisfy your sale instruction request.

D SHAREHOLDER SIGNATURE/S - INSTRUCTIONS

It is important you read the signing instructions overleaf as incorrectly signed forms may be rejected.

I/We named above agree to be bound by the Terms and Conditions of the Share Sale Facility set out on the reverse of this Instruction to Sell Form.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Date

/ /

PLEASE READ OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

ORG SSF002

TERMS AND CONDITIONS OF SALE

By signing this form you irrevocably agree to these terms and conditions and irrevocably request UBS Warburg Limited ABN 40 008 582 705 (the "Broker") *to deal with your shares in* Origin Energy Limited ABN 30 000 051 696 ("Origin") and sale proceeds as set out below.

1. Purpose

1.1 The Share Sale Facility has been established by the Broker to assist Origin Shareholders to sell their Origin shares ("Shares") conveniently. Origin Shareholders with registered holdings of 10,000 shares or less may use the facility to sell 5% of their holding as registered on 22 March 2002. Shareholders with registered holdings of 170 shares or less, being deemed an Unmarketable Parcel, will be able to use the facility to sell their entire registered holding under the facility.

The facility will be available to shareholders in jurisdictions where it is legal to offer the facility.

1.2 Origin Shareholders are under no obligation to sell their shares through the facility. Origin is not making the offer of the service nor is it liable in any way in relation to it other than as described in **Section 8** below. It is offered by the Broker. Instruction to Sell orders will be given effect on the next Sale Day after the business day on which your form is received and processed. Sale Days will occur weekly each Friday beginning 19 April 2002 until the Friday following the close of the offer. The Broker may at its sole discretion delay the sale of some or all of the batches if it considers that to be in the best interests of Origin Shareholders by avoiding an excessive concentration of sales on the Sale Day.

In this circumstance, any "unsold batches" would be sold on the next trading day or trading days, as determined by the Broker, and the sale price achieved for the shares will be the weighted average sale price of all batches sold that include the Shareholders' shares (see section 4.3 and 4.4 below).

The market price of Origin shares may change (eg drop) between the time you send in your form and the day your sell order is executed.

2. Appointment of Broker

2.1 As an Origin Shareholder, you appoint the Broker as execution only broker to sell your eligible Shares as noted in Box A of the Instruction to Sell Form as your agent.

2.2 The Instruction to Sell Forms received prior to a Sale Day will be processed by ASX Perpetual Registrars Limited ABN 54 083 214 537 (the **"Share Registrar"**) and treated as one batch. A batch will be prepared on the last business day before a Sale Day and will include any forms received on or prior to that day which are yet to be processed. *The batch will be notified to the Broker and you will be a client of the Broker.*

2.3 You authorise the Broker to effect the sale of your Shares in accordance with the Business Rules of the Australian Stock Exchange and the payment of money, and to execute any instrument and take any other step as it considers appropriate to transfer your Shares (or otherwise give effect to the sale of your Shares), in accordance with these terms and conditions.

3. Warranties by you

You warrant that you have made your own decision on whether to sell your Shares and have independently and without reliance on information from Origin, the Broker, save *for the Instruction to Sell Form and these Terms and Conditions made:*

(a) your own investigations into the affairs of Origin;
(b) your own analysis of whether to instruct UBS Warburg to sell your Shares in *accordance with this Instruction to Sell Form and these Terms and Conditions.*

You warrant that you are the legal and beneficial owner of your Origin Shares and that you are absolutely free to sell your Origin Shares and your Origin Shares have not been mortgaged or charged or otherwise encumbered in any way.

4. Selling in batches

4.1 Your Shares will be sold:

(a) together with the Shares of other sellers, whose Shares are included in the batch from the same period preceding each Sale Day;
(b) on an 'at market' basis, but resulting in a weighted average sale price for you as described below.

4.2 The Shares of various Shareholders which are included in the one batch will be notified by the Share Registrar to the Broker on the morning of the next Sale Day following the business day on which the forms are collected.

4.3 The Broker will place one or more sell orders to sell all those Shares as soon a practicable. The Shares included in the one batch may therefore be sold by multiple trades at different prices. *Each Shareholding included in a batch sold on the one day will be deemed sold* proportionately in each such trade. For example, if a seller wants to sell 100 Shares and the total in this relevant batch is 500 Shares and the first trade for the batch is for 250 Shares, the seller is deemed to have sold 50 Shares in that trade.

4.4 If all the Shares in one batch are not sold on the one day, the batch will be split by the Broker into two batches:

(a) *a batch containing the Shares which have been sold (a* **"sold batch"**); and
(b) a batch containing the Shares which have not been sold (an **"unsold batch"**).

The Broker will place one or more orders to sell the unsold batch on the following *trading day as (or as part of) that trading day's batch. If this occurs, the sale price you* will receive will be the weighted average sale price of all batches sold that include your shares.

4.5 *The sale price achieved for your Shares, will be the weighted average sale price of the* batch (or batches) in which they were sold. The sale price achieved may be different to *Form or any other day. The sale price may not be the highest price at which shares are* sold on the day your Shares are sold. Processing of Instruction to Sell Forms would be done only on business days and sales would be done only on trading days. The Broker may reject an Instruction to Sell form by giving written notice to that effect to the seller.

5. Selling on the Australian Stock Exchange

The Broker will sell Shares on the Australian Stock Exchange in the ordinary course of business. *Sales will be matched with buyers via the SEATS trading system. The Broker* will not, as principal, buy any of your Shares. Crossings with other clients of the Broker, but not special crossings, are permitted.

6. Role of Share Registrar

The Share Registrar will be acting for Origin to assist the Broker in the processing of received Instruction to Sell Forms, the issue of contract notes and the despatch of cheques.

7. Proceeds of sale

The proceeds of the sale of each batch will be transferred from the general trust of the Broker *and put in a special purpose trust account of the Broker. Your proceeds of sale* will be despatched to you in the form of a cheque by ordinary post to your latest address appearing in the Origin Share Register. Despatch in this way is at your risk. The Broker may decide to pay you the proceeds of sale out of its own funds after your Shares have been sold (but before receipt of the sale proceeds from buyers). If this occurs, you authorise the Broker to reimburse itself out of the sale proceeds so received.

8. Fees

Shareholders will not be required to pay brokerage in respect of transactions executed by the Broker pursuant to the service under these terms and conditions. Origin will pay:

(a) a handling fee (and any GST) to the Share Registrar in respect of the processing of Instruction to Sell Forms;
(b) brokerage (and any GST) to the Broker in relation to the effected sales.

9. When it ends

9.1 The form must be received by 5.00pm (Sydney time) 3 May 2002. The service may only be extended by agreement between the Broker, the Share Registrar and Origin.

9.2 *The Broker may terminate this service earlier. If the Broker terminates the service early,* it must, as soon as practicable, publish notice of this termination in the Australian Financial Review specifying the date on which the termination is to take effect or took effect. Any Instruction to Sell Forms which have not been executed (i.e. the Shares have not been sold) at the effective date for the termination will not be given effect to (and will be destroyed). Notices will be sent to any such sellers.

10. Signing Instructions

The Instruction to Sell Form must be signed by the Shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

If the shareholder is a corporation, this form should be signed:

- Under the common seal of the company by two directors, or a director and a secretary; or
- *By two directors, or a director and a secretary; or*
- In the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- Under the hand of a duly authorised officer or attorney.

If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited at one of the addresses below. A certified copy of a Power of Attorney is acceptable.

11. Lodgement Details

THIS CHESS SALE INSTRUCTION FORM MUST BE FORWARDED TO YOUR BROKER FOR STAMPING

Return your completed Instruction to Sell Form to your broker for approval of the removal of your shares from your CHESS holding. Your broker will authorise the removal of your shares from your CHESS holding by affixing their broker's stamp before sending to the Share Registry at:

Mailing Address	**Hand Delivery**
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
Locked Bag A14	Level 8, 580 George Street
SYDNEY SOUTH NSW 1232	SYDNEY NSW 2000
Australia	Australia

Your Instruction to Sell Form must be received at the Share Registry no later than 5.00pm Sydney time on 3 May 2002. *A reply paid envelope is enclosed for shareholders* resident in Australia. If you are returning your instruction form by post, you should allow sufficient time for collection and delivery by Australia Post.

12. Privacy Act

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrar's privacy policy is available on its website (www.registrars.aprl.com.au).

If you have any questions please call the Origin Share Registry on 1300 664 446

Origin energy

IMPORTANT NOTICE

PLEASE COMPLETE THIS FORM IF YOU WISH TO SELL YOUR SHARES IN ORIGIN ENERGY LIMITED. IF YOU DO NOT UNDERSTAND THIS MATTER YOU SHOULD IMMEDIATELY CONSULT YOUR FINANCIAL ADVISER.

Holder Number

A

Number of Shares held at 22 March 2002

B SHARE SALE FACILITY FOR UNMARKETABLE PARCEL

PLEASE COMPLETE THIS FORM ONLY IF YOU WISH TO USE THE SHARE SALE FACILITY TO SELL ALL OF YOUR ORIGIN ENERGY SHARES IN BOX A.

Shareholders with registered holdings of 170 shares or less (an unmarketable parcel of shares) have an opportunity to sell all of their Origin Energy shares free of brokerage charges. If you wish to use this facility to sell all of the shares shown in Box A above, please complete this notice and return it to the Company's share registry at the address below to be received no later than **5.00pm Sydney time, on 3 May 2002.**

POSTAL ADDRESS	OR	FOR HAND DELIVERY
ASX Perpetual Registrars Limited		ASX Perpetual Registrars Limited
Locked Bag A14		Level 8, 580 George Street
Sydney South NSW 1232		Sydney NSW 2000
Australia		Australia
		(Do not use this address for Express Post mailing)

By signing this Instruction to Sell form you agree to:

- Appoint and instruct UBS Warburg Limited ("the Broker") to act as my agent and to arrange the sale of the number of shares set out in Box A above.
- Irrevocably authorise the Broker as my agent to sell these shares in accordance with the Terms and Conditions set out on the reverse of this form, and to Execute all documents and do all acts and things necessary for the sale of such shares through this facility.
- Give the warranties and acknowledgements set out in the Terms and Conditions.

Shareholders with Broker sponsored CHESS holdings authorise ASX Perpetual Registrars Limited to remove shares from their holding to satisfy the Instruction to Sell request

C CONTACT DETAILS

Please provide a telephone number where we may reach you during business hours if we have any questions about this form.

Contact Name

Contact Telephone Number

D SHAREHOLDER SIGNATURE/S - INSTRUCTIONS

It is important you read the signing instructions overleaf as incorrectly signed forms may be rejected.

I/We named above agree to be bound by the Terms and Conditions of the Share Sale Facility set out on the reverse of this Instruction to Sell Form.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Date

/ /

PLEASE READ OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

ORG SSS001

TERMS AND CONDITIONS OF SALE

By signing this form you irrevocably agree to these terms and conditions and irrevocably request UBS Warburg Limited ABN 40 008 582 705 (the "**Broker**") to deal with your shares in Origin Energy Limited ABN 30 000 051 696 ("**Origin**") and sale proceeds as set out below.

1. Purpose

1.1 The Share Sale Facility has been established by the Broker to assist Origin Shareholders to sell their Origin shares ("**Shares**") conveniently. Origin Shareholders with registered holdings of 10,000 shares or less may use the facility to sell 5% of their holding as registered on 22 March 2002. Shareholders with registered holdings of 170 shares or less, being deemed an Unmarketable Parcel, will be able to use the facility to sell their entire registered holding under the facility.

The facility will be available to shareholders in jurisdictions where it is legal to offer the facility.

1.2 Origin Shareholders are under no obligation to sell their shares through the facility. Origin is not making the offer of the service nor is it liable in any way in relation to it other than as described in **Section 8** below. It is offered by the Broker. Instruction to Sell orders will be given effect on the next Sale Day after the business day on which your form is received and processed. Sale Days will occur weekly each Friday beginning 19 April 2002 until the Friday following the close of the offer. The Broker may at its sole discretion delay the sale of some or all of the batches if it considers that to be in the best interests of Origin Shareholders by avoiding an excessive concentration of sales on the Sale Day.

In this circumstance, any "unsold batches" would be sold on the next trading day or trading days, as determined by the Broker, and the sale price achieved for the shares will be the weighted average sale price of all batches sold that include the Shareholders' shares (see section 4.3 and 4.4 below).

The market price of Origin shares may change (eg drop) between the time you send in your form and the day your sell order is executed.

2. Appointment of Broker

2.1 As an Origin Shareholder, you appoint the Broker as execution only broker to sell your eligible Shares as noted in Box A of the Instruction to Sell Form as your agent.

2.2 The Instruction to Sell Forms received prior to a Sale Day will be processed by ASX Perpetual Registrars Limited ABN 54 083 214 537 (the "**Share Registrar**") and treated as one batch. A batch will be prepared on the last business day before a Sale Day and will include any forms received on or prior to that day which are yet to be processed. The batch will be notified to the Broker and you will be a client of the Broker.

2.3 You authorise the Broker to effect the sale of your Shares in accordance with the Business Rules of the Australian Stock Exchange and the payment of money, and to execute any instrument and take any other step as it considers appropriate to transfer your Shares (or otherwise give effect to the sale of your Shares), in accordance with these terms and conditions.

3. Warranties by you

You warrant that you have made your own decision on whether to sell your Shares and have independently and without reliance on information from Origin, the Broker, save for the Instruction to Sell Form and these Terms and Conditions made:

(a) your own investigations into the affairs of Origin;
(b) your own analysis of whether to instruct UBS Warburg to sell your Shares in accordance with this Instruction to Sell Form and these Terms and Conditions.

You warrant that you are the legal and beneficial owner of your Origin Shares and that you are absolutely free to sell your Origin Shares and your Origin Shares have not been mortgaged or charged or otherwise encumbered in any way.

4. Selling in batches

4.1 Your Shares will be sold:

(a) together with the Shares of other sellers, whose Shares are included in the batch from the same period preceding each Sale Day;
(b) on an 'at market' basis, but resulting in a weighted average sale price for you as described below.

4.2 The Shares of various Shareholders which are included in the one batch will be notified by the Share Registrar to the Broker on the morning of the next Sale Day following the business day on which the forms are collected.

4.3 The Broker will place one or more sell orders to sell all those Shares as soon a practicable. The Shares included in the one batch may therefore be sold by multiple trades at different prices. Each Shareholding included in a batch sold on the one day will be deemed sold proportionately in each such trade. For example, if a seller wants to sell 100 Shares and the total in this relevant batch is 500 Shares and the first trade for the batch is for 250 Shares, the seller is deemed to have sold 50 Shares in that trade.

4.4 If all the Shares in one batch are not sold on the one day, the batch will be split by the Broker into two batches:

(a) a batch containing the Shares which have been sold (a "**sold batch**"); and
(b) a batch containing the Shares which have not been sold (an "**unsold batch**").

The Broker will place one or more orders to sell the unsold batch on the following trading day as (or as part of) that trading day's batch. *If this occurs, the sale price you will receive will be the weighted average sale price of all batches sold that include your shares.*

4.5 The sale price achieved for your Shares, will be the weighted average sale price of the batch (or batches) in which they were sold. The sale price achieved may be different to

Form or any other day. The sale price may not be the highest price at which shares are sold on the day your Shares are sold. Processing of Instruction to Sell Forms would be done only on business days and sales would be done only on trading days. The Broker may reject an Instruction to Sell form by giving written notice to that effect to the seller.

5. Selling on the Australian Stock Exchange

The Broker will sell Shares on the Australian Stock Exchange in the ordinary course of business. Sales will be matched with buyers via the SEATS trading system. The Broker will not, as principal, buy any of your Shares. Crossings with other clients of the Broker, but not special crossings, are permitted.

6. Role of Share Registrar

The Share Registrar will be acting for Origin to assist the Broker in the processing of received Instruction to Sell Forms, the issue of contract notes and the despatch of cheques.

7. Proceeds of sale

The proceeds of the sale of each batch will be transferred from the general trust of the Broker and put in a special purpose trust account of the Broker. Your proceeds of sale will be despatched to you in the form of a cheque by ordinary post to your latest address appearing in the Origin Share Register. Despatch in this way is at your risk. The Broker may decide to pay you the proceeds of sale out of its own funds after your Shares have been sold (but before receipt of the sale proceeds from buyers). If this occurs, you authorise the Broker to reimburse itself out of the sale proceeds so received.

8. Fees

Shareholders will not be required to pay brokerage in respect of transactions executed by the Broker pursuant to the service under these terms and conditions. Origin will pay:

(a) a handling fee (and any GST) to the Share Registrar in respect of the processing of Instruction to Sell Forms;
(b) brokerage (and any GST) to the Broker in relation to the effected sales.

9. When it ends

9.1 The form must be received by 5.00pm (Sydney time) 3 May 2002. The service may only be extended by agreement between the Broker, the Share Registrar and Origin.

9.2 The Broker may terminate this service earlier. If the Broker terminates the service early, it must, as soon as practicable, publish notice of this termination in the Australian Financial Review specifying the date on which the termination is to take effect or took effect. Any Instruction to Sell Forms which have not been executed (i.e. the Shares have not been sold) at the effective date for the termination will not be given effect to (and will be destroyed). Notices will be sent to any such sellers.

10. Signing Instructions

The Instruction to Sell Form must be signed by the Shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

If the shareholder is a corporation, this form should be signed:

- Under the common seal of the company by two directors, or a director and a secretary; or
- By two directors, or a director and a secretary; or
- In the case of a proprietary company that has a sole director who is also the sole *company secretary, by that director; or*
- Under the hand of a duly authorised officer or attorney.

If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited at one of the addresses below. A certified copy of a Power of Attorney is acceptable.

11. Lodgement Details

Return your completed Instruction to Sell Form in the reply paid envelope to:

Mailing Address	**Hand Delivery**
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
Locked Bag A14	Level 8, 580 George Street
SYDNEY SOUTH NSW 1232	SYDNEY NSW 2000
Australia	Australia

Your Instruction to Sell Form must be received at the Share Registry no later than 5.00pm Sydney time on 3 May 2002. A reply paid envelope is enclosed for shareholders resident in Australia. If you are returning your instruction form by post, you should allow sufficient time for collection and delivery by Australia Post.

12. Privacy Act

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrar's privacy policy is available on its website (www.registrars.aprl.com.au).

If you have any questions please call the Origin Share Registry on 1300 664 446

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/04/2002

TIME: 16:01:58

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B-Senior Executive Option Plan

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 April 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,706,879	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,290,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If* the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 15 April 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/04/2002

TIME: 15:53:19

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentations - Origin's Operations in Queensland

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	12 April 2002
From	Bill Hundy	Pages	1
Subject	**REVIEW OF ORIGIN ENERGY'S OPERATIONS IN QUEENSLAND**		

For your information we advise that the following presentations which were delivered at the above meeting are available on our website www.originenergy.com.au under the Investor Centre - Presentations section:

- Specific LPG and Generation Assets in Queensland
- Surat and Denison Trough
- Coal Seam Gas

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 April 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of Options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$1.66**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**15,000 - 9 April 2002** **40,000 - 10 April 2002**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
647,686,879	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,310,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 11 April 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 April 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of securities under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,039,810
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.04006**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**22 March 2002**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
647,631,879	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,365,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 11 April 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2002

TIME: 16:44:06

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Exercise of Options

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 April 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of Options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	646,592,069	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,365,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 5 April 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated April 17, 2002 by William M. Hundy
Secretary

(Signature)